NO ACT

PE
12-23-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE




10010651

February 19, 2010

Michael Pressman
Senior Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-19-2010

Re: Merck & Co., Inc.
Incoming letter dated December 23, 2009

Dear Mr. Pressman:

This is in response to your letter dated December 23, 2009 concerning the shareholder proposal submitted to New Merck by William Steiner. We also have received a letter on the proponent's behalf dated January 1, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 19, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Merck & Co., Inc.
Incoming letter dated December 23, 2009

The proposal relates to special meetings.

There appears to be some basis for your view that New Merck may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of New Merck's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if New Merck omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 1, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 William Steiner's Rule 14a-8 Proposal
Merck & Co., Inc. (MRK)
Special Meeting Topic

Ladies and Gentlemen:

This responds to the December 23, 2009 no action request. Mr. William Steiner continuously owned far in excess of $2000 of Merck and Schering-Plough stock each since before January 1, 2008. Mr. Steiner never sold this Merck and Schering-Plough stock. The company is well aware that Mr. Steiner has been a long-term shareholder because Merck and Schering-Plough each published Mr. Steiner's 2009 rule 14a-8 proposals according to the attachments.

Mr. Steiner forwarded his Merck broker letter on November13, 2009. Merck replied on November 23, 2009 with, "I note the confirmation that Mr. Steiner has been the beneficial owner of at least $2,000 in market value of Merck securities for one year as of the date the proposal was submitted and will hold the requisite market value of Merck securities through the date of the Annul Meeting."

Merck never rescinded its November 23, 2009 letter and never questioned Mr. Steiner's November 23, 2009 broker letter. Mr. Steiner should not be penalized for relying on the company November 23, 2009 letter.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
William Steiner

Debra Bollwage <debra_bollwage@merck.com>

SGP – 2009

Table of Contents

SHAREHOLDER PROPOSALS

Each of the shareholder proposals on the agenda for the 2009 Annual Meeting of Shareholders was submitted by John Chevedden. To Schering-Plough's knowledge, Chevedden owns no shares of Schering-Plough stock.

For proposal three on cumulative voting, Chevedden was named as proxy by proponent William Steiner, ***FISMA & OMB Memorandum M-07-16*** who owns approximately 2,000 common shares. For proposal four on shareholders calling a special meeting, Chevedden was named as proxy by proponent Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16***, who owns approximately 1,000 common shares.

If the proponent, or his qualified representative, is present and submits the proposal for a vote, then the proposal will be voted upon at the Annual Meeting of Shareholders.

The text submitted by the proponents for each of the proposals contain certain assertions about Schering-Plough and its Directors that we believe are incorrect. We have not attempted to refute each item we believe to be inaccurate, because the Board has recommended a vote against each of these proposals for broader policy reasons set forth in the "Statement in Opposition" following each proposal.

For each proposal, to help readers distinguish between text provided by the proponent and text provided by Schering-Plough, the text provided by the proponent is shaded.

Vote required. The affirmative vote of a majority of the votes cast is required to approve the following shareholder proposals.

Proposal Three: Shareholder Proposal on Cumulative Voting

3 - Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of William Steiner

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and in 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and in 2008. The Council of Institutional Investors www.cii.org and CalPERS recommended adoption of this proposal topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice — safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

Our directors made sure that we could not vote on this established cumulative voting topic in 2008. Reference: *Schering-Plough Corporation* (March 27, 2008) no action letter available through SECnet http://secnet.cch.com.

The merits of this Cumulative Voting proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  "Very High Concern" in executive pay with $30 million for Fred Hassan.
  "D" Overall.
  "High Governance Risk Assessment."
- Fred Hassan was awarded 944,000 options. The large option number raised concerns over the link between executive pay and company performance. Small increases in share price (completely unrelated to management performance) can result in large financial awards.
- Hans Becherer and Robert van Oordt were long-tenured and retirement age — independence and succession planning concerns.
- Our directors (who as a group held 4 seats on our 3 key board committees) served on boards rated "D" by the Corporate Library:

Fred Hassan	Avon (AVP)
Eugene McGrath	GAMCO (GBL)
Patricia Russo	Alcoa (AA)
Arthur Weinbach	Phoenix Companies (PNX)

- Three directors (who held 5 seats on our three key board committees) were designated as "Accelerated Vesting" directors by The Corporate Library for speeding up stock option vesting to avoid recognizing the related cost:
  Hans Becherer, who even chaired our executive pay committee
  Kathryn Turner
  Arthur Weinbach

MRK-2009

Table of Contents

The text of the proposed amendment is indicated by bold and underlined text in the following excerpt of Article VI:

ARTICLE VI: DIRECTORS

The number of directors of the Corporation shall be such number, not less than three **nor more than eighteen**, as may, from time to time, be determined in accordance with the By-Laws. The By-Laws shall prescribe the manner in which the number of directors necessary to constitute a quorum of the Board of Directors shall be determined, which number may be less than a majority of the whole Board of Directors. The By-Laws shall also prescribe the manner in which the retirement age of and other restrictions and qualifications for the directors of the Corporation shall be determined. Advance notice of nomination by a stockholder for the election of directors shall be made in the manner provided in the By-Laws.

The Board of Directors recommends that stockholders approve this amendment to Article VI of the Restated Certificate of Incorporation that would, if adopted, limit the size of the Board to no more than 18 directors. The Board of Directors is currently comprised of 14 directors.

The Restated Certificate of Incorporation currently provides that the number of directors is to be determined in accordance with the By-Laws, but may not be less than three. Article II of the By-Laws vests in the Board the authority to fix its size, but provides that the size of the Board may be no less than 10 nor more than 18.

If this Proposal is adopted, an increase in the size of the Board beyond 18 will require the approval of both the Board and stockholders by a majority vote. As such, if this Proposal is adopted, the Restated Certificate of Incorporation will impose a limit on the ability of the Board to increase its size without stockholder approval.

The adoption of this Proposal would also limit the ability of a stockholder or group of stockholders to change control of the Board at any time by increasing the size of the Board to create vacancies that would constitute a majority of the Board. Stockholders would, however, have the ability to change control of the Board at an annual meeting, when the entire Board is elected.

The Board of Directors recommends a vote FOR this Proposal.

4. STOCKHOLDER PROPOSAL CONCERNING SPECIAL SHAREHOLDER MEETINGS



William Steiner, ***FISMA & OMB Memorandum M-07-16*** owner of 8,500 shares of Common Stock of the Company, has given notice that he intends to present for action at the Annual Meeting the following resolution:

4—Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Office of the Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(VIA EMAIL)

November 23, 2009



Mr. John Chevedden
FISMA & OMB Memorandum M-07-16

Re: Stockholder proposal from William Steiner

Dear Mr. Chevedden:

This is to acknowledge a letter from William Steiner to Mr. Richard T. Clark dated November 12, 2009 and the shareholder proposal regarding "special shareholder meetings", which was submitted for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders.

Rule 14a-8(d) of the Securities and Exchange Commission's Regulation 14A provides that "the proposal, including any accompanying supporting statement, may not exceed 500 words." The Proposal, including its supporting statement, exceeds 500 words. To avoid exclusion on procedural grounds, you must resubmit the proposal in a form that complies with Rule 14a-8(d). In order to complete the procedural requirement in connection with the submission of the shareholder proposal for the 2010 Annual Meeting of Shareholders, a response must be postmarked, or faxed to (908) 735-1224, within 14 calendar days from the date you receive this letter. Please direct a response to my attention.

I note the confirmation that Mr. Steiner has been the beneficial owner of at least $2,000 in market value of Merck securities for one year as of the date the proposal was submitted and will hold the requisite market value of Merck securities through the date of the Annual Meeting.

Very truly yours,



Debra A. Bollwage
Senior Assistant Secretary
FAX: 908-735-1224

::s/Proxy/ProposalResponseLetters2010

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100


MERCK

December 23, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of John Chevedden and William Steiner

Ladies and Gentlemen:

Merck & Co, Inc. (New Merck), Inc., formerly known as Schering-Plough Corporation ("Schering-Plough), a New Jersey corporation (the "Company"), received a shareholder proposal (the "Proposal") on November 12, 2009, from John Chevedden and William Steiner (collectively, the "Proponent") for inclusion in the Company's proxy materials for its 2010 Annual Meeting of Stockholders (the "Proxy Materials"). A copy of the Proposal and the accompanying letter from the Proponent are attached to this letter as Exhibit 1. The Company believes that it may properly omit the Proposal from the Proxy Materials for the reasons discussed in this letter. The Proponent requests the Company's Proxy Materials include the following proposal:

> **RESOLVED: Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.**

In accordance with Staff Legal Bulletin 14D (November 7, 2008), this letter is being transmitted via electronic mail. Also, in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is simultaneously sending a copy of this letter and its attachments to the Proponent as notice of its intention to exclude the Proposal and supporting statements from the Proxy Materials and the reasons for the omission. The Company intends to file its definitive Proxy Materials with the Securities and Exchange Commission (the "Commission") on or after March 15, 2010. Accordingly, pursuant to Rule 14a-8(j), this letter is being timely submitted (not less than 80 days in advance of such filing).

SUMMARY

We believe that the Proposal may properly be excluded from our Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to timely provide the requisite proof of continuous stock ownership in response to the Company's request for that information.

BACKGROUND

MERGER

On November 3, 2009 (the "Effective Date"), Merck & Co, Inc. ("Old Merck") merged with and into a subsidiary of Schering-Plough. Under the merger agreement, Old Merck shareholders received one share of Schering-Plough Common Stock ("Schering-Plough Common Stock") for each common share of Old Merck ("Old Merck Common Stock"). In addition, each outstanding share of Schering-Plough Common Stock was converted into the right to receive $10.50 in cash and 0.5767 of a share of Schering-Plough Common Stock, resulting in a post-merger company with a single class of common stock. Upon completion of the merger, Schering-Plough. changed its name to Merck & Co., Inc. ("New Merck") and Schering-Plough Common Stock became New Merck Common Stock ("New Merck Common Stock").

As a result of the merger, Old Merck Common Stock is no longer outstanding and only New Merck Common Stock (formerly Schering-Plough Common Stock) remains outstanding and is entitled to be voted at the annual meeting.

ANALYSIS

The Proposal May Be Excluded Pursuant to Rule 14a-8(b)

Rule 14a-8(b) requires that a Proponent must continuously have held at least $2,000 in market value, or 1%, of the stock entitled to be voted on the proposal at the meeting for at least one year by the date of the proposal's submission (and must continue to hold those securities through the date of the meeting).

The Staff has repeatedly taken the position that when a Proponent acquires shares of voting securities in connection with a plan of merger, the transaction constitutes a separate sale and purchase of securities for the purposes of the federal securities laws. Therefore, ownership in an acquiring company's stock does not commence for purposes of Rule 14a-8 until the effective time of the merger. The Staff also has consistently granted no action relief in situations where the merger occurred less than one year before the shareholder proposal was submitted. *See* Sempra Energy (avail. February 8, 1999), Exelon Corporation (avail. March 15, 2001), Dow Chemical Company (avail. February

26, 2002), AT&T Inc. (avail. January 18, 2007), Green Bankshares, Inc. (avail. February 13, 2008), and Wendy's/Arby's Group, Inc. (March 19, 2009).

Therefore, in order to comply with the one year holding requirement, the Proponent must have held New Merck Common Stock since the Effective Date, and must have held Schering-Plough Common Stock from November 12, 2008 until the Effective Date. The Company holding requirement is not met if the Proponent only held Old Merck prior to the Effective Date.

The Proposal was received by the Company on November 12, 2009.[1] Mr. Steiner did not include with the Proposal any documentary evidence of his ownership of Company securities sufficient to satisfy the requirements of Rule 14a-8(b). On November 16, the company received a communication (Attached as Exhibit 3) from DJF Discount Brokers stating:

> William Steiner is and has been the beneficial owner of 9800 shares of Merck & Co; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/30/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

On November 23, 2009, the Company sent a notice to Mr. Steiner noting that his proposal exceeded 500 words and acknowledging receipt of the statement of ownership of "Merck" stock from DJF Discount Brokers. A copy of the first notice is attached hereto as Exhibit 4. Later on November 23, 2009, Mr. Steiner submitted a revised proposal. Attached as Exhibit 5.

On November 24, 2009, after confirming that the Proponent did not appear in the Company's records as a shareholder, the Company sent a letter to Mr. Steiner clarifying how the recently completed merger had impacted the requirement to demonstrate ownership of sufficient shares of "Merck" to satisfy the requirements of Rule 14a-8(b). A copy of the second notice is attached hereto as Exhibit 6. The second notice advised Mr. Steiner of the background of the merger, explained that Old Merck Common Stock was no longer outstanding and entitled to vote, and explained how Mr. Steiner could comply with Rule 14a-8 by demonstrating sufficient ownership of New Merck Common Stock after the Effective Date and Schering-Plough Common Stock prior to the Effective Date. The letter had attached a copy of Rule 14a-8.

On December 7, 2009 the Company received an email (attached as Exhibit 7) from the Proponent stating, in part:

> Regarding the belated company November 24, 2009 letter, please explain by email on December 7, 2009 why the company failed to request verification of stock ownership from William Steiner's October 21, 2009 rule 14a-8 proposal.

---

[1] On October 21, 2009, Old Merck received a proposal from Proponent. Attached as Exhibit 2.

The Company received no additional correspondence from the Proponent subsequent to the December 7, 2009 email.

As a result, the Proponent has failed to demonstrate that he held at least $2,000 in market value, or 1%, of Schering-Plough Common Stock for such a period prior to the Effective Date and New Merck Common Stock after the Effective Date as would be necessary to satisfy the one year holding requirement, and therefore the Proponent has failed to demonstrate its eligibility to submit a shareholder proposal under Rule 14a-8 of the Exchange Act as a holder of Company common stock.

Staff Legal Bulletin No. 14 places the burden of proving these ownership requirements on the Proponent: the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." The Staff has consistently granted no action relief with respect to the omission of a proposal when a Proponent has failed to supply documentary support regarding the ownership requirements within the prescribed time period after receipt of a notice pursuant to Rule 14a-8(f). *See* Unocal Corporation (avail. February 25, 1997), Motorola., Inc. (avail. September 28, 2001), Actuant Corporation (avail. October 16, 2001), H.J. Heinz Co. (avail. May 23, 2006), Yahoo! Inc. (avail. March 29, 2007), IDACORP, Inc. (avail. March 5, 2008) and Wendy's/Arby's Group, Inc. (March 19, 2009).

Accordingly, the Company may exclude the Proposal under Rule 14a-8(f)(1) because Mr. Steiner did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the letter.

CONCLUSION

Accordingly, for the reasons explained above, and without addressing or waiving any other possible grounds for exclusion, the Company requests the Staff to concur in our opinion that the Proposal may be excluded from the Company's Proxy Materials because the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal under Rule 14a-8 as a holder of the Company's stock continuously for at least a year prior to submitting the Proposal.

If you have any questions or require any further information, please contact me at (908) 298-7119. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Very truly yours,



Michael Pressman
Senior Counsel

Exhibit 1

William Steiner

FISMA & OMB Memorandum M-07-16

Rule 14a-8 Proponent since the 1980s

Mr. Richard T. Clark
Chairman of the Board
Merck & Co., Inc. (MRK)
One Merck Drive
Whitehouse Station, NJ 08889

NOVEMBER 12, 2009

Dear Mr. Clark,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16*** at: to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



William Steiner

10/17/2009
Date

cc: Celia A. Colbert
Corporate Secretary
PH: 908 423-1000
PH: 908 735-1246
FX: 908 735-1253
Debra Bollwage <debra_bollwage@merck.com>
Senior Assistant Secretary
FX: 908-735-1224
Hilary M. Wandall <hilary_wandall@merck.com>
Attorney and Corporate Privacy Officer
Phone: 908.423.4883
Fax: 908.735.1216

[MRK: Rule 14a-8 Proposal, October 21, 2009, November 12, 2009]

3 [number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 49%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The large size of Richard Clark's $13 million long-term equity awards raised concern over the link between executive pay and company performance given that small increases in our company's share price can result in large financial rewards.

Mr. Clark was due to gain $24 million upon the Schering-Plough merger completion and all five named executive officers were due to receive a total of $66 million. Such pay practices raised concern that pay policies were not aligned with shareholder interests. Source: The Corporate Library www.thecorporatelibrary.com, an independent investment research firm.

We did not have an Independent Chairman or right to act by written consent. In May 2007 our board adopted simple majority voting requirements for stockholder action in response to our 78%-support for a shareholder proposal on this topic. Unfortunately our board also unilaterally eliminated cumulative voting.

William Harrison was rated a "Flagged (Problem) Director" by The Corporate Library due to his NYSE board service during "Dick" Grasso's tenure. This was compounded by Mr. Harrison holding two seats on our most important board committees.

Seven of our directors served on Boards rated "D" by The Corporate Library: Thomas Glocer, CEO at Thomson Reuters (TRI); Anne Tatlock, Franklin Resources (BEN); Carlos Represas, Bombardier (BBDB.TO); Samuel Their, Charles River Laboratories (CRL); Leslie Brun, Automatic Data Processing (ADP); Rochelle Lazarus, General Electric (GE) and Wendell Weeks, CEO at Corning (GLW).

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [number to be assigned by the company]

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit 2

Bollwage, Debra A.

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Wednesday, October 21, 2009 10:35 PM
To:	Bollwage, Debra A.
Cc:	Wandall, Hilary M.
Subject:	Rule 14a-8 Proposal (MRK)
Attachments:	CCE00011.pdf



CCE00011.pdf (677 KB)

Dear Ms. Bollwage,

Please see the attached Rule 14a-8 Proposal.

Sincerely,

John Chevedden

cc:

William Steiner

William Steiner

FISMA & OMB Memorandum M-07-16

Rule 14a-8 Proponent since the 1980s

Mr. Richard T. Clark
Chairman of the Board
Merck & Co., Inc. (MRK)
One Merck Drive
Whitehouse Station, NJ 08889

Dear Mr. Clark,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16*** at: to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



William Steiner

10/17/2009
Date

cc: Celia A. Colbert
Corporate Secretary
PH: 908 423-1000
PH: 908 735-1246
FX: 908 735-1253
Debra Bollwage <debra_bollwage@merck.com>
Senior Assistant Secretary
FX: 908-735-1224
Hilary M. Wandall <hilary_wandall@merck.com>
Attorney and Corporate Privacy Officer
Phone: 908.423.4883
Fax: 908.735.1216

[MRK: Rule 14a-8 Proposal, October 21, 2009]

3 [number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board in maintaining its current power to call a special meeting.

This proposal topic won more than 49%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance. In 2009 the following governance and performance issues were identified:

The large size of Richard Clark's $13 million long-term equity awards raised concern over the link between executive pay and company performance given that small increases in our company's share price can result in large financial rewards.

Mr. Clark was due to gain $24 million upon the Schering-Plough merger completion and all five named executive officers were due to receive a total of $66 million. Such pay practices raise concerns that pay policies were not aligned with shareholder interests. Source: The Corporate Library www.thecorporatelibrary.com, an independent investment research firm.

We did not have an Independent Chairman and we had no right to act by written consent. In May 2007 our board adopted simple majority voting requirements for stockholder action in response to our 78%-support for a shareholder proposal on this topic. Unfortunately our board also unilaterally eliminated cumulative voting.

William Harrison was rated a "Flagged [Problem] Director" by The Corporate Library due to his NYSE board service during "Dick" Grasso's tenure. This was compounded by Mr. Harrison holding two seats on our most important board committees.

Seven of our directors served on Boards rated "D" by The Corporate Library: Thomas Glocer, CEO at Thomson Reuters (TRI); Anne Tatlock, Franklin Resources (BEN); Carlos Represas, Bombardier (BBDB.TO); Samuel Their, Charles River Laboratories (CRL); Leslie Brun, Automatic Data Processing (ADP); Rochelle Lazarus, General Electric (GE) and Wendell Weeks, CEO at Corning (GLW).

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [number to be assigned by the company]

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***

Exhibit 3

Bollwage, Debra A.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, November 13, 2009 10:49 PM
To: Bollwage, Debra A.
Cc: Wandall, Hilary M.
Subject: Rule 14a-8 Broker Letter-(MRK)
Attachments: CCE00019.pdf

Dear Ms. Bollwage,
Please see the attached broker letter. Please advise on Monday whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden
cc: William Steiner



DISCOUNT BROKERS

Date: 13 Nov 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 9800 shares of Merck & Co; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/30/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-13-09 # of pages ▶
To Debra Bollwage	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16***
Fax # 908-735-1224	Fax #

Exhibit 4

Bollwage, Debra A.

From: Bollwage, Debra A.
Sent: Monday, November 23, 2009 9:23 AM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Merck - shareholder proposal

Attachments: Document.pdf

Dear Mr. Chevedden,

Please see the attached response letter concerning the shareholder proposal from William Steiner. Thank you.

Sincerely,
Debbie

Debra A. Bollwage
Senior Assistant Secretary
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100
(908) 423-1688 (voice)
(908) 735-1224 (fax)
email: debra_bollwage@merck.com



Document.pdf (19 KB)

Office of the Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(VIA EMAIL)

November 23, 2009


MERCK

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: <u>Stockholder proposal from William Steiner</u>

Dear Mr. Chevedden:

This is to acknowledge a letter from William Steiner to Mr. Richard T. Clark dated November 12, 2009 and the shareholder proposal regarding "special shareholder meetings", which was submitted for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders.

Rule 14a-8(d) of the Securities and Exchange Commission's Regulation 14A provides that "the proposal, including any accompanying supporting statement, may not exceed 500 words." The Proposal, including its supporting statement, exceeds 500 words. To avoid exclusion on procedural grounds, you must resubmit the proposal in a form that complies with Rule 14a-8(d). In order to complete the procedural requirement in connection with the submission of the shareholder proposal for the 2010 Annual Meeting of Shareholders, a response must be postmarked, or faxed to (908) 735-1224, within 14 calendar days from the date you receive this letter. Please direct a response to my attention.

I note the confirmation that Mr. Steiner has been the beneficial owner of at least $2,000 in market value of Merck securities for one year as of the date the proposal was submitted and will hold the requisite market value of Merck securities through the date of the Annual Meeting.

Very truly yours,

Debra A. Bollwage

Debra A. Bollwage
Senior Assistant Secretary
FAX: 908-735-1224

::s/Proxy/ProposalResponseLetters2010

bcc: Colbert
Ellis
Fedosz
Filderman
Pressman
Stern

Exhibit 5

Bollwage, Debra A.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 23, 2009 11:25 AM
To: Bollwage, Debra A.
Cc: Wandall, Hilary M.
Subject: William Steiner Rule 14a-8 Proposal (MRK)
Attachments: CCE00001.pdf

Dear Ms. Bollwage,
Please see the attached Rule 14a-8 Proposal. Please advise on Tuesday whether there are any open rule 14a-8 items at this time.
Sincerely,
John Chevedden

cc:
William Steiner

William Steiner

FISMA & OMB Memorandum M-07-16

Rule 14a-8 Proponent since the 1980s

Mr. Richard T. Clark
Chairman of the Board
Merck & Co., Inc. (MRK)
One Merck Drive
Whitehouse Station, NJ 08889

NOVEMBER 12, 2009
NOVEMBER 23, 2009

Dear Mr. Clark,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16*** at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

William Steiner
William Steiner

10/17/2009
Date

cc: Celia A. Colbert
Corporate Secretary
PH: 908 423-1000
PH: 908 735-1246
FX: 908 735-1253
Debra Bollwage <debra_bollwage@merck.com>
Senior Assistant Secretary
FX: 908-735-1224
Hilary M. Wandall <hilary_wandall@merck.com>
Attorney and Corporate Privacy Officer
Phone: 908.423.4883
Fax: 908.735.1216

[MRK: Rule 14a-8 Proposal, October 21, 2009, November 12, 2009, November 23, 2009 – in response to MRK November 23, 2009 letter]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won our 49%-support in 2009. Proposals often obtain higher votes on subsequent submissions. This proposal topic won more than 60%-support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The large size of Richard Clark's $13 million long-term equity awards raised concern over the link between executive pay and company performance since small increases in share price can result in large financial rewards.

Mr. Clark was due to gain $24 million upon the Schering-Plough merger completion and our five named executive officers were due to receive a total of $66 million. Such pay practices raised concern that pay policies were not aligned with shareholder interests. Source: The Corporate Library www.thecorporatelibrary.com, an independent investment research firm.

We did not have an Independent Chairman or right to act by written consent. In May 2007 our board adopted simple majority voting requirements in response to our 78%-support for a shareholder proposal on this topic. Unfortunately our board also unilaterally eliminated cumulative voting.

William Harrison was rated a "Flagged (Problem) Director" by The Corporate Library due to his NYSE board service during "Dick" Grasso's tenure. This was compounded by Mr. Harrison holding two seats on our most important board committees.

Seven of our directors served on Boards rated "D" by The Corporate Library: Thomas Glocer, CEO at Thomson Reuters (TRI); Anne Tatlock, Franklin Resources (BEN); Carlos Represas, Bombardier (BBDB.TO); Samuel Their, Charles River Laboratories (CRL); Leslie Brun, Automatic Data Processing (ADP); Rochelle Lazarus, General Electric (GE) and Wendell Weeks, CEO at Corning (GLW).

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***

Exhibit 6

Bollwage, Debra A.

From:	Bollwage, Debra A.
Sent:	Tuesday, November 24, 2009 5:46 PM
To:	***FISMA & OMB Memorandum M-07-16***
Subject:	Merck - shareholder proposals
Attachments:	Document.pdf; Document.pdf; Document.pdf

Dear Mr. Chevedden,

Please see the attached 3 response letters concerning the shareholder proposals for William Steiner, Kenneth Steiner and Nick Rossi. A hard copy of each is being overnighted to you for receipt tomorrow. Thank you.

Sincerely,

Debbie

Debra A. Bollwage
Senior Assistant Secretary
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100
(908) 423-1688 (voice)
(908) 735-1224 (fax)
email: debra_bollwage@merck.com


Document.pdf (32 KB)


Document.pdf (32 KB)


Document.pdf (266 KB)

Office of the Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(VIA EMAIL AND OVERNIGHT DELIVERY)

November 24, 2009


MERCK

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Stockholder proposal from William Steiner

Dear Mr. Chevedden:

On November 12, 2009, we received your letter submitting a shareholder proposal from Mr. William Steiner regarding "special shareholder meetings", for inclusion in the 2010 Annual Proxy Statement. On November 3, 2009 (the "Effective Date"), Merck & Co., Inc. ("Old Merck") merged with and into a subsidiary of Schering-Plough Corporation ("Schering-Plough") and Schering-Plough changed its name to Merck & Co., Inc. ("New Merck").

Rule 14a-8(b)(2)(i) promulgated under the U.S. Securities Exchange Act of 1934, as amended, requires that Mr. Steiner establish his continuous ownership of at least $2,000 in market value, or 1%, of New Merck securities entitled to be voted on the proposal at New Merck's Annual Meeting of Stockholders for at least one year from the date the proposal was submitted.

In order to comply with the rule, Mr. Steiner must have held New Merck stock since the Effective Date, and he must have held Schering-Plough stock from November 12, 2008 until the Effective Date. If Mr. Steiner held Old Merck stock prior to the Effective Date, this will not satisfy Rule 14a-8(b)(1). Therefore, please provide us with documentation demonstrating that Mr. Steiner has continuously held at least $2,000 of New Merck stock since the Effective Date and documentation evidencing his continuous ownership of at least $2,000 of Schering-Plough stock prior to the Effective Date for such a period as is necessary to satisfy the one year holding requirement.

If Mr. Steiner has not satisfied this holding requirement, in accordance with Rule 14a-8(f), New Merck will be entitled to exclude the proposal. If you wish to proceed with the proposal, within 14 calendar days of your receipt of this letter you must respond in writing to this letter and submit adequate evidence, such as a written statement from the "record" holder of the securities, verifying that Mr. Steiner satisfies the holding requirement.

In the event you demonstrate that Mr. Steiner has met the holding requirement, New Merck reserves the right, and may seek to exclude the proposal if in New Merck's judgment the exclusion of such proposal in the Proxy Statement would be in accordance with SEC proxy rules.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety. If you should have any questions, you may contact me at (908) 423-1688.

Very truly yours,



Debra A. Bollwage
Senior Assistant Secretary
FAX: 908-735-1224

::s/Proxy/ProposalResponseLetters2010

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Note 3 to § 240.14a-7. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials; then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

Exhibit 7

Bollwage, Debra A.

From: ***FISMA & OMB Memorandum M-07-16***

Sent: Monday, December 07, 2009 3:22 AM

To: Bollwage, Debra A.

Cc: shareholderproposals@sec.gov

Subject: William Steiner's October 21, 2009 Rule 14a-8 Proposal (MRK) and belated Merck letter

Dear Ms. Bollwage, Regarding the belated company November 24, 2009 letter, please explain by email on December 7, 2009 why the company failed to request verification of stock ownership for William Steiner's October 21, 2009 rule 14a-8 proposal.
There does not seem to be a logical reason for the company November 24, 2009 letter without an answer to this question. Plus this answer would help clarify the logic behind the two other November 24, 2009 company letters.
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission